VIA EDGAR

April 11, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C.  20549

Attention:	John L. Krug
Senior Counsel

Re:	Cubist Pharmaceuticals, Inc.
Preliminary Proxy Statement filed March 29, 2007
File No. 0-21379

Dear Sir:

This letter is being furnished in response to the comment contained in the letter dated April 6, 2007 from Jeffrey Riedler, Assistant Director, of the Staff (the “Staff”) of the United States Securities and Exchange Commission to Christopher D.T. Guiffre, Senior Vice President, General Counsel and Secretary of Cubist Pharmaceuticals, Inc. (the “Company”).  The comment of the Staff and the Company’s response is set forth below.

COMMENT:

Proposal 2. Approval of amendment to the restated certificate of incorporation to increase the number of authorized shares of common stock

Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of the common stock subsequent to the increase in the number of authorized shares.

RESPONSE:

The Company will revise the disclosure in the section entitled “PROPOSAL NO. 2” of its definitive proxy statement, to be filed following its April 12, 2007 record date, to add the following paragraph under the subsection entitled “Reasons for Amendment”:

“Other than (i) the ______ shares reserved for issuance for our existing subordinated convertible debt, our various equity incentive plans and our 401(k) plan, (ii) the 250,000 shares to be reserved under our Amended and Restated 1997 Employee Stock Purchase

Plan, if the amendments to such plan are approved pursuant to Proposal No. 3, and (iii) the 300,000 shares to be reserved under our Amended and Restated Directors’ Equity Incentive Plan if the amendments to such plan are approved pursuant to Proposal No. 4, we currently have no plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of our common stock subsequent to the proposed increase in the number of authorized shares.”

If you have questions or comments on the foregoing, please do not hesitate to contact me directly at 781-860-8447, or by email at chris.guiffre@cubist.com.

Very truly yours,

CUBIST PHARMACEUTICALS, INC.

/s/ Christopher D.T. Guiffre

Christopher D.T. Guiffre
Senior Vice President,
General Counsel and Secretary

cc:	Jeffrey Riedler, Assistant Director of the Staff
Julio Vega, Bingham McCutchen LLP
Laurie Cerveny, Bingham McCutchen LLP